September 20, 2007
BY EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Cheryl L. Grant, Attorney-Advisor

Re:	Motorola, Inc. Definitive Schedule C14A Filed March 15, 2007 File No. 1-07221
Dear Ms. Grant:
Set forth below are the responses of Motorola, Inc. (“Motorola” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the a letter addressed to Edward J. Zander, Chairman and Chief Executive Officer of the Company, dated August 21, 2007, relating to the Company’s Definitive Proxy Statement filed on Schedule 14A on March 15, 2007 (the “Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.
Director Compensation for 2006, page 13
1.	Please include in column (g) of the director compensation table the dollar value for any insurance premiums paid by you, or on your behalf, for life insurance for each director. We note your disclosure on page 15. See Item 402(k)(2)(vii)(H) of Regulation S-K.

Response: The Company does not provide life insurance coverage for its non-employee directors. The insurance coverage described on page 15 of the Proxy Statement relates to accidental death and dismemberment (ADD) coverage for our non-employee directors and their spouses when traveling for business purposes. Because Item 402(k)(2)(vii)(H) of Regulation S-K requires disclosure of “life insurance” premiums, premiums for the ADD coverage were not included in the director compensation table. Furthermore, even if the ADD premiums were considered perquisites, the annual cost per director of approximately $250 falls well below the $10,000 perquisite disclosure threshold (even when combined with other perquisites).
What is the Process for Identifying and Evaluating Director Candidates?, page 16
2.	You state that the governance and nominating committee will consider director nominees recommended by your stockholders. Also describe the procedures to be followed by

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stockholders in submitting such recommendations. See Item 407(c)(2)(iv) of Regulation S-K.
Response: The Company discloses on page 60 of the Proxy Statement the following procedures for stockholders to submit director nominations as required by Item 407(c)(2)(iv) of Regulation S-K:
“How Can I Recommend a Director Candidate to the Governance and Nominating Committee?
     The Governance and Nominating Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified and be both willing and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Committee’s consideration should forward the candidate’s name and information about the candidate’s qualifications in writing to the Governance and Nominating Committee, c/o Secretary, Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, Illinois 60196.
     The Governance and Nominating Committee will consider nominees recommended by Motorola stockholders provided that the recommendation contains sufficient information for the Governance and Nominating Committee to assess the suitability of the candidate, including the candidate’s qualifications. Candidates recommended by stockholders that comply with these procedures will receive the same consideration that candidates recommended by the Committee and management receive.
     What is the Deadline and How Do I Submit Nominations to the Board?
     A stockholder wishing to nominate a candidate for election to the Board at the 2008 Annual Meeting of Stockholders is required to give written notice addressed to the Secretary, Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, Illinois 60196 of his or her intention to make such a nomination. The notice of nomination must be received by the Company’s Secretary at the address above no later than February 2, 2008.
     The notice of nomination is required to contain certain information about both the nominee and the stockholder making the nomination as set forth in the Company’s bylaws. In addition, it must include information regarding the recommended candidate relevant to a determination of whether the recommended candidate would be barred from being considered independent under New York Stock Exchange Rule 303A.02(b), or, alternatively, a statement that the recommended candidate would not be so barred. A nomination which does not comply with the above requirements will not be considered.”
The Company will continue to provide the required disclosure in its future filings with the Commission, as applicable.

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Compensation Discussion and Analysis, page 25
3.	Throughout your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the last fiscal year to the named executive officers. For example, on page 24 you state that “the value of the individual’s experience, performance and specific skill set justifies variation” in your total direct compensation for an officer compared to a similar executive position in the comparator company group. You state on page 27 that “superior pay goes to those who earn it” and that “[b]ase salary recognizes an employee’s role, responsibilities, skills, experience and sustained performance.” You make similar statements throughout your compensation discussion and analysis. Please analyze how the committee’s consideration of these factors and the others mentioned resulted in the amounts for each element that you paid each officer for the last fiscal year.

Response: The Compensation and Leadership Committee of the Board has established the following competitive pay positioning targets for the compensation components: (a) the pay positioning target for executive base salaries is on average the 50th percentile of the comparator group market (see page 27 of the Proxy Statement) and (b) the pay positioning target for incentive compensation (both annual incentives and long-term incentives) is the 65th percentile of the comparator group market (see pages 28 and 29 of the Proxy Statement). The Committee deliberately relies upon competitive compensation market data collected from the comparator group (and, as needed, the expanded comparator group described on page 25 of the Proxy Statement) in making compensation decisions on where an individual executive’s compensation should be positioned against these targets.

In determining actual compensation for an executive, the Committee uses an executive’s role, responsibilities, experience, performance, and skill set as general reference points in making a judgment of an executive’s value to the Company and in the marketplace. These are generally subjective judgments and there is no formulaic weighting of these reference points in making specific compensation element decisions. These reference points are used to provide a context for decisions made by the Committee but don’t formulaically produce decisions on specific elements of compensation.

The Committee refers to current performance achievements relative to business goals at the individual and corporate level to determine appropriate incentive plan payments and long-term incentive compensation awarded in any given fiscal year. For example, in determining Mr. Zander’s 2006 Motorola Incentive Plan award, the Committee considered his strategic and leadership accomplishments in addition to the business performance factors (page 37).

As discussed on page 26 of the Proxy Statement, the Committee’s independent consultant, Mercer Human Resources Consulting, reviewed the compensation of the Motorola senior leadership team in January 2007. Mercer’s review studied (a) the competitiveness of Motorola’s senior leadership team compensation, (b) the “pay mix” and structure compared to the market, and (c) the relationship between Motorola’s senior leadership team compensation levels and Motorola’s actual performance. Mercer’s study

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found that Motorola’s current compensation targets are consistent with its targeted pay positioning by compensation component and reasonable relative to the market overall.
The Company will continue to provide as much specificity as possible with respect to this inherently subjective process in its Compensation Discussion and Analysis in future filings with the Commission, as applicable.
4.	We note your disclosure on page 25 regarding the expanded comparator company group and the other companies that comprised the data cuts from the compensation surveys. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, ensure that you identify each surveyed company that you considered for purposes of benchmarking the elements of the named executive officers’ compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company’s comparator company group (the “Comparator Group”) for 2006 consisted of 17 companies, which are identified on page 25 of the Proxy Statement. The Comparator Group is the main group used for benchmarking and consequently the Compensation and Leadership Committee reviews its composition annually to determine if any changes are necessary (page 25). The Company also used “data cuts” from the Comparator Group and from an expanded comparator group that includes other high-tech companies. The expanded comparator group from one of the four identified data sources included the following additional companies: Google Inc., Palm, Inc. and Advanced Micro Devices Inc. (all three of which were identified in the Proxy Statement) and 3Com Corporation, ADC Telecommunications Inc., Alcatel Lucent, Alltel Corporation, Avaya Inc., Brocade Communications Systems, Inc., Citrix Systems, Inc., Covad Communications Group, Inc., Digi International Inc., Extreme Networks, Inc., Freescale Semiconductor, Inc., Juniper Networks, Inc., Qwest Communications International Inc., Redback Networks Inc., SAP AG, Sprint Nextel Corporation, Celco Partnership (d/b/a Verizon Wireless) and Yahoo! Inc. Because much less significance is assigned to the expanded comparator group relative to the Comparator Group, the Company believes the description of such group in the Proxy Statement (as opposed to a full listing of the companies) is adequate.

The Company also occasionally takes the survey sources identified on page 25 of the Proxy Statement and slices the data provided in the surveys into multiple “cuts” to ensure it has an accurate perspective of broad market practice, particularly for jobs that are not technology focused such as those related to finance, marketing and customer service. The Company believes including the multiple variations of the “cuts” utilized would be onerous, but companies typically included in such cuts are (as disclosed in the Proxy Statement) high-tech companies having over $500 million in annual sales and large-cap companies having over $3 billion in annual sales, such as Adobe Systems, Autodesk, Boston Scientific, Cadence Design Systems, eBay, Electronic Arts, Novell, SAP, to name a few, and companies outside the technology sector such as BellSouth, Boeing, Chevron, Dow, DuPont, Ford, GE, Honeywell, Time Warner, and Tyco, to name a few.

The Company will continue to provide a list of all component companies from the Comparator Group, as applicable, to its Compensation Discussion and Analysis in its

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future filings with the Commission, to the extent that such filings require such disclosure. The Company will also continue to provide a general description of any additional groups from which data cuts are used in its future filings with the Commission, as applicable.
Short-Term Incentives. page 27
5.	On page 28 you state the types of overall business performance factor measures the committee established for determining short-term incentive compensation. Please also disclose all of the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets is not required because disclosure would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Similarly address the undisclosed company performance target and threshold levels in the following subsection regarding long-term incentive compensation.

Response: The Company believes that publicly disclosing the specific goals and the Business Performance Factors for performance in the Motorola Incentive Plan and the Long-Range Incentive Plan, even if disclosed after the completion of the respective performance periods, would cause substantial harm to the competitive position of Motorola. The performance measures of the incentive plans include Operating Earnings, Operating Cash Flow, Revenue Growth, Customer Advocacy, Product Reliability, Cost of Poor Quality and Economic Profit. As with any incentive plan, the targets are intended to be aspirational in nature and would reward performance in excess of the Company’s committed plan expectations. The Company’s position precludes the misinterpretation of these stretch targets as operational goals by competitors, customers, analysts and shareholders.

The Company operates in a highly competitive industry. The performance measure targets used by the Company are for internal operating and compensation purposes only. Courts have held that information may be considered confidential “if disclosure of [such] information is likely to ... cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Another test for whether information is confidential is whether the information is of the type that would not

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customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971); Board of Trade of Chicago v. Commodity Futures Trading Commission, 627 F.2d 392, 404 (D.C. Cir. 1980). The types of information that courts have held are within the scope of the exemption are broad and include, without limitation: information regarding the method of pricing and cost increases; contractual pricing provisions; sales and profit data; and business sales statistics, such as total net sales, total costs and expenses, operating costs, gross sales and renegotiable sales. Burke Energy Corp. v. Department of Energy for the United States of America, 583 F. Supp. 507, 511 (D. Kan. 1984) (cites omitted). Even information required to be disclosed by the Commission’s regulations, such as compensation targets, can be deemed confidential. The Division of Corporation Finance has itself noted in Staff Legal Bulletin No. 1 that “[s]ometimes disclosure of information required by the regulations can adversely affect a company’s business and financial condition because of the competitive harm that could result from the disclosure.” “Confidential Treatment Requests,” Division of Corporation Finance Staff Legal Bulletin No. 1A, Fed. Sec. L. Rep. (CCH) ¶60,001 (February 28, 1997 (Addendum Included: Ju1y 11, 2001). 1
Highly disparate types of information have been deemed confidential, including blueprints detailing product manufacturing and design information, documents containing confidential financial information relevant to a company’s financial status and/or the financing of the company, the number of authorization cards submitted to the National Mediation Board by a union seeking to organize an airline’s employees, where disclosure of the information would adversely affect the union’s competitive position vis-à-vis both other unions and the airline itself, documents containing salary survey information, obtained by the Board of Governors of the Federal Reserve System from a private research group for the purpose of determining salaries at a Federal Reserve Bank, information supplied to the FCC by various telecommunications companies as part of cost justification for proposed rate services, upon a showing that more than $22 million had been spent in developing the computer model used to estimate future costs of providing services, and a showing that the licensing system had produced approximately $4.8 million in revenues. See, Herrick v. Garvey, 200 F. Supp. 2d 1321, judgment aff’d, 298 F.3d 1184 (10th. Cir. 2002); National Broadcasting Co. v. U.S. Small Business Admin., 836 F. Supp. 121 (S.D.N.Y. 1993); American Airlines, Inc. v. National Mediation Bd., 588 F.2d 863 (2d Cir. 1978); 9 to 5 Org. for Women Office Workers v. Board of Governors of the Fed. Reserve Sys., 721 F.2d 1 (1st Cir. 1983) and Allnet Communication Services, Inc. v. F.C.C., 800 F. Supp. 984 (D.D.C. 1992). In short, courts have frequently characterized information relating to business, commerce, or trade as confidential.
The specific performance targets are comparable to the types of information that courts have held to be exempt from disclosure. They constitute commercial or financial information because they directly relate to earnings and returns from, and quality of, the Company’s commercial activities in the normal course of its operations. See supra,

[1]	The Company notes that the statements in staff legal bulletins do not constitute rules, regulations or statements of the Commission and are not legally binding.

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American Airlines; Miller Andersen v. United States Department of Energy, 499 F. Supp. 767,770 (D. Or. 1980); and Board of Trade of Chicago. The targets also constitute “confidential” information because they are the type of information that the Company and its competitors do not customarily disclose to the public and disclosure of such information is not necessary for the protection of investors.
Disclosing the individual targets of the Company’s incentive plans, even after the completion of the respective performance periods, would provide an unfair advantage to the Company’s competitors. Disclosing specific metrics on quality, earnings, or market share objectives (especially in specific regions) would provide information that would be extremely useful to competitors. It would allow them to better predict competitive reactions to marketing campaigns, plan product features, align distribution strategies or target account sales plans. Another aspect of this is disclosure of additional information to analysts. The Company gives limited guidance on relative growth rates and/or direction. Given the volatility in its business, the Company has determined that it was no longer appropriate to share guidance on more than a limited basis.
Some aspects of Motorola business can be characterized by rapid innovation and short product development cycles (as short as 9 months in some instances), and information revealed in quarterly or annual incentive plans, even after the completion of the respective performance periods, could be put to use very quickly and dramatically impact product and marketing plans for the year. Moreover, disclosures of operating earnings and related margins (especially by segment) could signal a pricing strategy before such pricing strategy has been implemented which could adversely impact the Company’s ability to compete effectively on price.
Disclosing the specific goals and results for Quality, including Customer Satisfaction, Reliability and Cost of Poor Quality, even after the completion of the respective performance periods, would place the Company in the position of potentially revealing critical information regarding its customers and suppliers broadly to the overall market (including its competitors) that has been committed by Motorola to be held as confidential. In addition, the specific derivations of the parameters (Customer Satisfaction, Reliability and Cost of Poor Quality) are Motorola internal definitions, and could easily be misinterpreted in deriving financial and market data as mentioned above. Providing information on product reliability to customers, for example, is a practice best handled in direct discussions and negotiations with the Company’s customers, and the potentially damaging effects of misinterpretation would significantly hurt the Company’s negotiating leverage with those customers. Disclosing specific goals on Cost of Poor Quality could provide the Company’s competitors with information that would allow them to develop product strategies to hurt the Company in specific markets and/or with specific customers and potentially jeopardize the Company’s relationships with such customers. Additionally, some quality and customer satisfaction goals are agreed to with some customers and considered highly proprietary information with that customer; and disclosing goals with these customers could jeopardize the Company’s future business relationship with these customers and in some cases even be viewed as a breach of contract.

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Many of the Company’s competitors are domiciled outside of the United States and are not required to report specific information about their goals. Since they have different (and often more protective) local laws or regulations to follow, being required to disclose this level of detail about the Company’s goals would put the Company at a serious disadvantage with these non-U.S. competitors. Nokia, for example, is the Company’s largest competitor in the handset market and does not disclose its specific incentive plan goals or performance in relation to those goals. Providing detailed information to the marketplace regarding goals when the Company’s competitors are not under the same requirements places the Company at a serious disadvantage.
The Company’s specific goals for these measures have never been public information and have historically been viewed by senior management and Motorola’s Board of Directors as proprietary and confidential information. Providing this information to the general public and, as a result, to the Company’s competitors and customers, would result in disclosure of sensitive information relative to the Company’s internal capabilities. Making this information available to competitors, even after the completion of the respective performance periods, would enable them to target specific weaknesses in the Company’s operations and leverage their strengths in ways that could cause considerable harm to the Company’s future business endeavors and would be severely detrimental to Motorola shareholders.
For the reasons discussed above, the Company believes that the specific performance targets are confidential and should not be disclosed in its Compensation Discussion and Analysis.
Under normal circumstances, the Motorola Board of Directors and its Compensation and Leadership Committee tend to look for year-over-year improvements in financial performance when considering the appropriate goals for incentive compensation plans. Therefore, the relative difficulty of achieving target performance under the plans in a given year is normally considered to be progressively more difficult than in the prior year. However, economic and business circumstances in any given year could impact how the Committee determines the relative difficulty of the targets and contribute to what the Committee feels is necessary for motivating leadership and employees and for establishing appropriate performance targets. As disclosed in the Proxy Statement, for the Motorola Incentive Plan (page 28) and the Long-Range Incentive Plan (page 30) the specific performance objectives were set at a level that was very difficult to achieve and represented a substantial stretch from prior year results.
In lieu of providing the specific performance targets as discussed above, the Company will continue to provide a discussion of the relative difficulty of achieving the specific performance objectives in its Compensation Discussion and Analysis in its future filings with the Commission, as applicable.
6.	You state on page 28 that “MIP ‘Individual Performance’ modifies the formula-driven award (business results) according to an individual’s contribution to Motorola’s success” and that the individual performance multipliers range from “0% (no award paid)” to

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“130% (130% of the formula-driven award).” Yet you do not provide a particular description of the kinds of individual performance measures or the targets and threshold levels that must be reached for payment to each of the named executive officers. Please augment your disclosures as follows:
•	Expand your description of the individual performance measures. See Item 402(b)(2)(vii) of Regulation S-K.
•	Disclose the targets and threshold levels. To the extent that you believe such disclosure is not required because it would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed individual performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). To the extent the targets are not stated in quantitative terms, explain how the committee determines achievement levels for that performance measure.
•	Similarly address the undisclosed individual performance measures and target and minimum threshold levels in the following subsection regarding long-term incentive compensation.
Response: Awards made under the Motorola Incentive Plan, which are based on key financial, customer service and quality metrics, as discussed above, drives the primary bonus amount for all executives and employees. Yet, not all executives and employees perform at the same level nor contribute equally to the metrics utilized to determine the Motorola Incentive Plan amounts during a reporting period. Managers, and in the case of the Named Executive Officers, the Compensation and Leadership Committee of the Board, have the ability to modify the “formula driven award” to account for these differences in individual contribution and performance, resulting in a stronger pay-for-performance culture, which is important to Motorola. However, such modifications rest on the overall judgment of management and, in the case of the Named Executive Officers, the Compensation and Leadership Committee to make a determination of how much to differentiate among the individual participants of the incentive plans. The plans provide generally for a range of 70% to 130% of the “formula driven award” but there is no specific formula nor specific targets that dictate where in this range an individual should be paid; such decisions are left to the judgment of management, and in the case of the Named Executive Officers, the Compensation and Leadership Committee. Likewise, with respect to the Long-Range Incentive Plan, management, and in the case of the Named Executive Officers, the Compensation and Leadership Committee has the discretion to reduce (but not increase) the formula driven award based on individual performance. Please see the Company’s response to Comment #5 with regard to degree of difficulty of achieving individual goals.

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The Company will include a discussion substantially similar to the foregoing in its Compensation Discussion and Analysis in its future filings with the Commission, as applicable.
* * * *
In connection with the responses in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses in this letter, please contact Jeffrey Brown at (847) 576-5014.

Respectfully submitted,
/s/ A. Peter Lawson
A. Peter Lawson
Executive Vice President, Law, General Counsel & Secretary to the Board